                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              VARI-L COMPANY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

             OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER
             SHARE, WITH AN EXERCISE PRICE GREATER THAN OR EQUAL TO
                                $34.50 PER SHARE
                         (Title of Class of Securities)

                                   -----------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Copies to:
      RICHARD P. DUTKIEWICZ                       JAMES C. T. LINFIELD, ESQ.
     CHIEF FINANCIAL OFFICER                        DANIEL P. MEEHAN, ESQ.
      VARI-L COMPANY, INC.                            COOLEY GODWARD LLP
       4895 PEORIA STREET                    380 INTERLOCKEN CRESCENT, SUITE 900
     DENVER, COLORADO 80239                       BROOMFIELD, COLORADO 80021
         (303) 371-1560                                 (720) 566-4000


(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE
                        $284,799.24                                                   $26.20

* Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $1.22, the closing sales price of Vari-L's Common Stock on April 23, 2002, as reported on the Pink Sheets LLC, and assumes that options to purchase 233,442 shares of Vari-L's Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee under
Section 13(e) of the Securities Exchange Act of 1934, as amended, is calculated in accordance with Fee Rate Advisory #8 dated January 16, 2002.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: Not applicable                           Filing party: Not applicable
         Form or Registration No.: Not applicable                           Date filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]    third party tender offer subject to Rule 14d-1.
       [X]    issuer tender offer subject to Rule 13e-4.
       [ ]    going-private transaction subject to Rule 13e-3.
       [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY OF TERMS.

         The information set forth under "Summary Term Sheet" (the "Summary Term Sheet") in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 25, 2002 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer is Vari-L Company, Inc., a Colorado Corporation (the "Company"), and the address and telephone number of its principal executive offices are 4895 Peoria Street, Denver Colorado 80239,
(303) 371-1560. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), outstanding under the Company's Tandem Stock Option and Stock Appreciation Rights Plan (the "Replacement Grant Plan") with an exercise price equal to $34.50 per share of Common Stock (the "Eligible Option Grants"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Replacement Grant Plan, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in Section 7 ("Price Range of Common Stock") of the Offer to Exchange is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The information set forth in Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange is incorporated herein by reference.

         (b) Purchases. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e) Agreements Involving the Subject Company's Securities. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.


                                       1.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Summary Term Sheet and in Section 2 ("Purpose of the Offer") of the Offer to Exchange is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer") of the Offer to Exchange is incorporated herein by reference.

         (c) Plans. The information set forth in Section 2 ("Purpose of the Offer") and Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

         (b) Conditions. The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Exchange under is incorporated herein by reference.

         (d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitation or Recommendations. The information set forth in
Section 14 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Financial Information. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

         (b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

         (b) Other Material Information. Not applicable.


                                       2.

ITEM 12. EXHIBITS.

             (a)(1)(A) Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 25, 2002.

             (a)(1)(B)     Election Form.

             (a)(1)(C)     Notice of Withdrawal.

             (a)(1)(D)     Confirmation of Receipt of Election Form.

             (a)(1)(E)     Confirmation of Receipt of Notice of Withdrawal.

             (a)(1)(F)     Reminder of Expiration Date.

             (a)(1)(G) Cover Letter dated April 25, 2002, to holders of Eligible Option Grants.

                (b)        Not applicable.

              (d)(1) Tandem Stock Option and Stock Appreciation Rights Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference.

                (g)        Not applicable.

                (h)        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


                                       3.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         VARI-L COMPANY, INC.


                                              /s/ Richard P. Dutkiewicz
                                         ---------------------------------------
                                                  Richard P. Dutkiewicz
                                                  Chief Financial Officer

Date:  April 25, 2002


                                       4.

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
(a)(1)(A)       Offer to Exchange Outstanding Options to Purchase Common Stock,
                dated April 25, 2002.

(a)(1)(B)       Election Form.

(a)(1)(C)       Notice of Withdrawal.

(a)(1)(D)       Confirmation of Receipt of Election Form.

(a)(1)(E)       Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)       Reminder of Expiration Date.

(a)(1)(G)       Cover Letter dated April 25, 2002, to holders of Eligible Option
                Grants.

   (b)          Not applicable.

 (d)(1) Tandem Stock Option and Stock Appreciation Rights Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference.

   (g)          Not applicable.

   (h)          Not applicable.


                                       5.